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October 30, 2017
Writer’s Direct Contact
+1 (650) 813-5640
SThau@mofo.com

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Re:    Menlo Therapeutics, Inc.
Draft Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Menlo Therapeutics Inc., a Delaware corporation (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (“SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.
A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.
If you have any questions in connection with this filing, please do not hesitate to contact me at (650) 813-5640 or by e-mail at SThau@mofo.com.
Sincerely,

/s/ Stephen B. Thau

Cc:     Steven L. Basta (SBasta@menlotx.com)
Alfredo B. D. Silva (ASilva@mofo.com)
Shannon E. Sibold (SSibold@mofo.com)
Enclosures